Continental Rail Corp.

2929 East Commercial Boulevard, PH-D

Fort Lauderdale, FL 33308

Telephone (954) 440-4678

October 1, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Justin Dobbie, Legal Branch Chief

Donald E. Field

Linda Cvrkel, Accounting Branch Chief

Effie Simpson

Re:

Continental Rail Corp. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed September 12, 2014

File No. 333-194337

Ladies and Gentlemen:

We are in receipt of the staff’s letter of comment dated September 26, 2014 on the above-captioned filing. Following are our responses to such comments.  On October 1, 2014 we filed Amendment No. 3 to the above-captioned registration statement (“Amendment No. 3”) which contains the revised disclosure in response to the staff’s comments.

Prospectus Summary, page 3

1.

Refer to the fifth paragraph.  We note your disclosure that you expect to enter into a management services contract “during 2014.”  We also note your disclosure in the Business section on page 20 which states that you expect to enter into this contract “during the first or second quarter of 2015.”  Please reconcile.

RESPONSE:  The Prospectus Summary in Amendment No. 3 has been revised to reconcile the date to the date in the Business section. Please see page 3.

Plan of Distribution, page 18

2.

We note your responses t our prior comments 3 and 4 and reissue.  We note that the selling stockholders are offering shares of your common stock on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  We further note your disclosure in the third full paragraph on page 19 continues to state that “[c]ertain of the selling stockholder are, given their affiliation with [your]company, deemed to be ‘underwriters’ within the meaning of the Securities Act of 1933 with respect to the offering of shares contemplated by this prospectus.”  Based on

United States Securities and Exchange Commission

October 1, 2014

such disclosure, please tell us why you believe that the offering by such selling stockholders is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.  Alternatively revise the prospectus throughout to indicate the offering by such selling stockholder is an indirect primary offering and will be conducted at a fixed price for the duration of the offering.  Please also identify more clearly the selling stockholders who are deemed to be underwriters.  For guidance refer to Rules 415(a)(1)(x) and 415(a)(4) of the Securities Act of 1933 and Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE:

We appreciate the staff’s guidance in this matter.  Based upon a further review of the cited references, in particular the CD&I, we have determined that none of the affiliated selling shareholders are underwriters.  Section 2(a)(11) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” In Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations, the staff addressed the question of whether “a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” The staff articulated the factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, stating: “Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We believe that the analysis of the factors set forth below demonstrates that neither Harrison Holdings LLC, the John H. Marino, Sr. TTEE JMH Living Trust nor Patricia Marino (the “Selling Stockholders”) is an underwriter.

How long has the selling stockholder held the shares?  Each of the Selling Stockholders acquired their shares in September 2013 and have held such shares in excess of 12 months.

What were the circumstances under which the shares were acquired?  The shares were originally issued by the Company to TBG Holdings in June 2013 as compensation for services to it under the terms of an agreement which is described in the registration statement.  In September 2013 TBG Holdings transferred these shares to the Selling Stockholders in a private transaction not involving the Company in the ordinary course of its business for no consideration as a pro-rata distribution to its stockholders.  Each of the Selling Stockholders is a minority stockholder in TBG Holdings, a company which provides business consulting services to a variety of companies in addition to Continental Rail.

What is the relationship of the selling stockholder to the issuer?  As set forth in the registration statement, Harrison Holdings LLC is controlled by John H. Marino, Jr.  Mr. Marino, Jr. has been an executive officer and director of the Company since it acquired Transportation Management Systems, Inc. from him in June 2013.  Mr. Marino, Sr. joined the Company’s board of directors in July 2013, and Patricia Marino is Mr. Marino, Sr.’s spouse.  Mr. Marino, Jr. controls 2.9% of the currently outstanding common stock and 19.1% of the voting control of the Company when his shares of Series A preferred stock are taken into consideration.  Mr. Marino, Sr. owns less than 1% of the outstanding common stock and approximately 4.3% of the voting control of the Company, including voting rights of his shares of Series A preferred stock.  Mrs. Marino owns less than 1% of the outstanding common stock.  Accordingly, while Messrs. Marino, Jr. and Marino, Sr. are directors and Mr. Marino, Jr. is an executive officer, none of these individuals control a majority of the outstanding voting securities and there are no agreements or understandings which require either to be appointed to the Company’s board of directors.

United States Securities and Exchange Commission

October 1, 2014

What are the amount of shares involved?  Harrison Holdings LLC is offering 1,096,041 shares under the registration statement, or approximately 15% of the shares covered by it, but less than 2.9% of the outstanding common stock. While not insignificant, the number of shares proposed to be sold by Harrison Holdings LLC will not result in a change of control of the Company. In addition, the amount being sold is well below what we understand to be a 30% test typically used by the staff in determining whether a secondary offering should be recharacterized as a primary offering.  Especially in the context of the holding period involved, the quantity of shares being sold does not suggest an offering on behalf of the issuer.  The shares offered by each of Mr. Marino, Sr. and Mrs. Marino are less than 1% of the shares included in the registration statement.

Are the selling stockholders in the business of underwriting securities?   Both Mr. Marino, Jr. and Mr. Marino, Sr. have been founders, owners and operators of companies involved in the rail car and transportation industries for the vast majority of their professional lives. Mrs. Marino is an educator.  None of the Selling Stockholders is in the business of underwriting securities.

Are the selling stockholders acting as a conduit for the issuer?  We believe that the foregoing discussion clearly indicates that, under all the circumstances, the Selling Stockholders are not conduits of the Company. In addition to the discussion set forth above, we also note that the Company will not receive any proceeds, either directly or indirectly, from the sale of the shares of common stock by the Selling Stockholders.

Based upon the foregoing, Amendment No. 3 has been revised to indicate that the selling stockholders “may” be deemed to be underwriters in the place of the prior disclosure identifying them as underwriters.  Please see page 19.

Plan of Operations, page 39

3.

We note your response to our prior comment 8 and reissue in part.  We note that the Prospectus Summary section of page 3 references that you may acquire rolling stock or locomotives for lease to railroads.  Additionally, we note your disclosure on page F-6 that in April 2014 you began negotiating a definitive agreement with GATX to acquire existing railcars and their corresponding lease contracts.  Please reconcile such disclosures with your plan of operations which does not reference the acquisition of any rolling stock or locomotives.  In this regard, please also confirm that this section addresses each of your planned activities.

RESPONSE:

The footnote on page F-6 of Amendment No. 3 has been revised to provide current information.  This letter confirms that the Plan of Operations which appears in Amendment No. 3 addresses each of our currently planned activities.

We trust that the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ John H. Marino, Jr.
John M. Marino, Jr.
Chief Executive Officer